January 31, 2017

BY EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention:  H. Roger Schwall

                      Assistant Director

                      Office of Natural Resources

RE:      Kimbell Royalty Partners, LP

Registration Statement on Form S-1

File No. 333-215458

Dear Mr. Schwall:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Kimbell Royalty Partners, LP (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated to 4:00 p.m., Eastern Standard Time, on February 2, 2017, or as soon as practicable thereafter.  By separate letter, the underwriters of the issuance of the securities being registered have joined in this request for acceleration.

[Signature Page Follows]

777 Taylor Street, Suite 810  Fort Worth, Texas  76102  (817) 945-9700

Sincerely,

KIMBELL ROYALTY PARTNERS, LP

By:	Kimbell Royalty GP, LLC, its general partner

By:	/s/ R. Davis Ravnaas
	Name:	R. Davis Ravnaas
	Title:	President and Chief Financial Officer

Signature Page to Acceleration Request